EXHIBIT 1

                                                                            NEWS

FINANCIAL
RELATIONS BOARD

                                                     FOR YOUR INFORMATION:
                                                     RE:   Tefron Ltd.
                                                     94 Em Hamoshavot
                                                     Petach-Tikva 49527
                                                     Israel
                                                     (NYSE:  TFR)

AT THE COMPANY                    AT FINANCIAL RELATIONS BOARD
Mr. Gil Rozen                     Marilynn Meek - General Info. - (212) 445-8451
Chief Financial Officer
972-3-9230215
Fax:  972-3-9229035


            TEFRON ANNOUNCES ISSUANCE OF ADDITIONAL SHARES TO NORFET
                AND LEBER PURSUANT TO PURCHASE PRICE ADJUSTMENT
                MECHANISMS UNDER 2004 SHARE PURCHASE AGREEMENTS

PETACH-TIKVA, ISRAEL, APRIL 7, 2005 - Tefron Ltd. (NYSE:TFR), one of the world's leading producers of seamless intimate apparel and active-wear, announced today that it had issued 661,765 Ordinary Shares to Norfet, Limited Partnership ("NORFET"), a partnership controlled by FIMI Opportunity Fund and certain other co-investors including Mivtach Shamir Holding Corporation Ltd., and issued 201,613 Ordinary Shares to Leber Partners, L.P ("LEBER"), a group of investors represented by Mr. Zvi Limon. These shares were issued for no additional consideration pursuant to purchase price adjustment mechanisms based on Tefron's 2004 EBITDA, which were included in the Share Purchase Agreements executed by Tefron with Norfet on February 17, 2004 and with Leber on March 3, 2004, under which Norfet and Leber invested an aggregate of $20 million in Tefron.


Tefron manufactures boutique-quality everyday seamless intimate apparel, active-wear and swim-wear sold throughout the world by such name-brand marketers as Victoria's Secret, The Gap, Banana Republic, Target, Nike, J.C. Penney, as well as other well-known American designer labels. The company's product line includes knitted briefs, bras, tank tops, loungewear, nightwear, T-shirts, bodysuits, swim wear, beach wear and active wear.

THIS PRESS RELEASE CONTAINS CERTAIN FORWARD-LOOKING STATEMENTS WITH RESPECT TO THE COMPANY'S BUSINESS, FINANCIAL CONDITION AND RESULTS OF OPERATIONS. THESE FORWARD LOOKING STATEMENTS ARE SUBJECT TO RISKS AND UNCERTAINTIES THAT COULD CAUSE ACTUAL RESULTS TO DIFFER MATERIALLY FROM THOSE CONTEMPLATED IN SUCH FORWARD-LOOKING STATEMENTS, INCLUDING, BUT NOT LIMITED TO, FLUCTUATIONS IN PRODUCT DEMAND, ECONOMIC CONDITIONS AS WELL AS CERTAIN OTHER RISKS DETAILED FROM TIME TO TIME IN THE COMPANY'S FILINGS WITH THE SECURITIES AND EXCHANGE COMMISSION. THE COMPANY UNDERTAKES NO OBLIGATION TO PUBLICLY RELEASE ANY REVISIONS TO THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE HEREOF OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED.